July 21, 2017
VIA EDGAR
Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549

Re: Carlisle Companies Incorporated
Form 10-K
Filed February 13, 2017
File No. 1-9278

Dear Ms. Rocha:

On behalf of Carlisle Companies Incorporated (the “Company”), we have the following response to the comment in your letter dated July 12, 2017 related to the Company’s Form 10-K for the year ended December 31, 2016 filed by the Company on February 13, 2017 and the Form 10-Q for the period ended March 31, 2017 filed by the Company on April 28, 2017 (Commission File No. 1-9278).

For your convenience, we have included the comment of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding response following the bold comment. All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Form 10-Q for the period ended March 31, 2017

Critical Accounting Estimates, page 35

1.
We have read your response to comment 3 in our letter dated June 9, 2017. Within your proposed revised disclosure you have stated At December 31, 2016, goodwill allocated to the CBF reporting unit totaled $96.4 million and the carrying value of the CBF reporting unit exceeded its fair value by 5 percent. Please tell us how you determined at October 1 and December 31, 2016 that there were no significant changes and therefore no indicators of impairment at such dates and further impairment was not necessary at December 31, 2016. In light of this 5% disparity between carrying value and fair value at December 31, 2016, please tell us how you determined no impairment test was required and if no test was performed, how you determined that the carrying value exceeded fair value by 5%. Further tell us how you determined that no impairment test or charge was necessary under ASU 2017-04 at March 31, 2017 considering the 5% disparity between the carrying value and fair value of the reporting unit and your statement in your response that you did not identify any additional events that required you to perform an impairment test of CBF at March 31, 2017.

Management Response:

In reviewing the Staff's comment, Management realized that there was a typographical error in our response to comment 3 within the letter dated June 9, 2017.
The correct response should have indicated: "At December 31, 2016, goodwill allocated to the CBF reporting unit totaled $96.4 million and the fair value of the CBF reporting unit exceeded its carrying value by 5 percent."
Please do not hesitate to call me at (480) 781-5056 with any questions regarding the foregoing.

Sincerely,

/s/ Robert M. Roche
Robert M. Roche
Vice President and Chief Financial Officer